SYSVIEW TECHNOLOGY
                                                              WILLIAM M. HAWKINS
                                                         CHIEF OPERATING OFFICER
                                                  ACTING CHIEF FINANCIAL OFFICER
--------------------------------------------------------------------------------




July 25, 2006

VIA EDGAR--CORRESP

Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

            RE:        SYSCAN IMAGING, INC.
                       FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2006 FILE NO. 000-25839

Dear Mr. Krikorian:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on July 18, 2006. Please note that the Company's corporate name has changed from Syscan Imaging, Inc. to Sysview Technology, Inc. effective June 27, 2006. In connection with that comment letter, we will amend such filings as discussed below. We look forward to fully cooperating with you in these respects. And we welcome any comments and/or guidance in areas where you think we should further revise our documents.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The numbered responses below correspond to the numbered comments in the SEC's letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-3

1. Response - While Syscan and our independent accountants are confident that recognizing the entire intrinsic value of the 3.7 million options as compensation costs on the grant date is more indicative of the underlying economic transaction as compared to recognizing compensation costs over the period in which the requisite service is performed, we will revise the financial statements contained in our 2005 Form 10-KSB and March 31, 2006 Form 10-QSB as requested.

2. Response -
     o Upon further review and consideration, the statement on page 35, "Other income in 2004 primarily consisted of the sale of certain inventory items previously considered not-sellable" was removed as the amount is immaterial and it does not help a reader of our financial statements understand our business.


                     1772 Technology Dr., San Jose, CA 95110
                       Tel: 408-213-3707 Fax: 408-490-2801

SYSVIEW TECHNOLOGY
                                                              WILLIAM M. HAWKINS
                                                         CHIEF OPERATING OFFICER
                                                  ACTING CHIEF FINANCIAL OFFICER
--------------------------------------------------------------------------------



FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11 - RESTATEMENT OF MARCH 31, 2005 INTERIM RESULTS FOR CORRECTION OF AN ERROR, PAGE 13

3. Response - In response to Comment 3, we intend to file a Form 8-K with the SEC pursuant to Item 4.02 on July 26, 2006.

4. Response - The management of Syscan believes the company has complied with all its reporting obligations under Form 8-K, except for the isolated incident with respect to restating our financial statements to correct the accounting treatment of our preferred stock. Management also believes this was an isolated anomaly under extenuating circumstances (the transaction was a onetime equity transaction subject to relatively new and extremely complex accounting guidance). As this single incident is indicative of the complex transaction, not of our disclosure controls and procedures over financial reporting, we have been able to conclude that our disclosure controls and procedures are effective as of the end of each reporting period.

                                     * * * *

If you have any further questions, please feel free to contact me directly at anytime at 408-217-3707.

Very truly yours,


/s/ William Hawkins
-------------------
William (Bill) Hawkins, CFO
Sysview Technology, Inc.


cc:      Jody R. Samuels, Esq.









                     1772 Technology Dr., San Jose, CA 95110
                       Tel: 408-213-3707 Fax: 408-490-2801